Exhibit 99.1 Stratasys Announces $120 Million Equity Investment from Fortissimo Capital Transaction at a Premium Underscores Leading Position in the Additive Manufacturing Industry and Positions Stratasys to Drive Growth Strengthens Balance Sheet to Capture Market Opportunities Fortissimo’s Founding and Managing Partner, Yuval Cohen, to Join the Stratasys Board MINNEAPOLIS & REHOVOT, Israel and Tel Aviv, Israel, February 2, 2025 — Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that Fortissimo Capital (“Fortissimo”), a leading Israeli private equity fund investing in technology and industrials, has entered into an agreement to invest $120 million in the Company, acquiring approximately 14% of Stratasys’ issued and outstanding ordinary shares through a direct purchase of 11,650,485 newly issued ordinary shares at $10.30 per share, reflecting a premium of 10.6% over the closing market price on January 31, 2025. Prior to this transaction, Fortissimo held approximately 1.5% of Stratasys’ issued and outstanding ordinary shares. With this transaction, Fortissimo will hold approximately 15.5% of Stratasys’ issued and outstanding ordinary shares. The terms of the agreement also include an 18-month lock-up, as well as customary standstill provisions, subject to certain caveats specified below. Fortissimo is investing in Stratasys with a long-term commitment at a premium valuation. Stratasys expects this partnership to enhance shareholder value, support the continued execution of Stratasys’ strategy to drive growth and further strengthen the Company’s balance sheet as it seeks to capture inorganic value-creation opportunities in the additive manufacturing industry. “Fortissimo’s investment underscores confidence in our leadership and performance, our ability to deliver solutions that solve customer needs and our long-term growth potential,” said Dr. Yoav Zeif, Director and Chief Executive Officer of Stratasys. “Fortissimo is an experienced private equity investor with a growth focus, deep understanding of our business and a proven track record of investment in private and public technology companies. We are excited to partner with Fortissimo and believe their meaningful investment and partnership-oriented approach will enable us to drive additional long-term value for all shareholders.” In connection with this investment, Yuval Cohen, Founding and Managing Partner of Fortissimo, will be appointed to the Stratasys Board of Directors at the closing of the transaction, replacing a Stratasys director to be named at that time. Mr. Cohen brings more than 30 years of financial and leadership experience working closely with companies on achieving strategic goals through innovative approaches. “We believe in the future of additive manufacturing and are confident in Stratasys’ leading role in shaping the industry. We have long respected their history of solving customers’ critical manufacturing challenges and are confident they exemplify the necessary and strategic approach to fulfill the potential of 3D printing,” said Mr. Cohen. “We look forward to being a part of Stratasys’ next chapter as we collaborate with its strong management team to build on the Company’s fundamental strengths to the benefit of the Company’s stakeholders.” Investment Details The parties expect the transaction to close during the second quarter of 2025, subject to review by the Committee on Foreign Investment in the United States (CFIUS). In connection with the transaction, Stratasys’ Board will exempt Fortissimo from Stratasys’ limited duration shareholder rights plan and Fortissimo will be subject to certain standstill undertakings, including that: (a) Fortissimo has the right to acquire up to 24.99% of the Stratasys issued and outstanding ordinary shares, but will be limited to 20% of the voting power in Stratasys; and (b) Fortissimo shall be permitted to conduct a tender offer for the purchase of at least 15% of the issued and outstanding ordinary shares provided that it brings their holding to at least 35% of the Stratasys issued and outstanding ordinary shares. For such tender offer to close, it would require an advisory vote of the unaffiliated shareholders. In the event Fortissimo holds 20% of Stratasys' issued and outstanding ordinary shares, then, at the request of Fortissimo, Fortissimo is entitled to designate an additional nominee, bringing their Board representation to two directors (subject to meeting certain qualifications). With the exception of Fortissimo, the existing terms of the limited duration shareholder rights plan remain the same for all Stratasys shareholders. The rights generally will become exercisable only if an entity, person or group acquires beneficial ownership of 15% or more of Stratasys’ outstanding ordinary shares in a transaction not approved by the Company’s Board. Advisors Meitar | Law Offices is acting as legal counsel to Stratasys. Gornitzky & Co. is acting as legal counsel to Fortissimo Capital. About Stratasys Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care. To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including Stratasys’ websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings. About Fortissimo Capital

Fortissimo Capital (www.ffcapital.com) is a leading private equity fund in Israel investing primarily in technology and industrial companies. Fortissimo’s investment strategy is to achieve capital appreciation through taking a leading role and active approach in Israeli-related global businesses that require immediate and significant change, or stimulation of growth and by building business fundamentals to facilitate sustainable long-term growth and value creation. Some of Fortissimo’s notable investments in the digital printing arena have included: Kornit Digital, Diptech and Nur Macroprinters. Stratasys Media and Investor Contacts Stratasys Corporate, Israel & EMEA Erik Snider Erik.Snider@stratasys.com +972 74 745 6053 U.S. Media Ed Trissel / Joseph Sala / Kara Brickman Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449 Investor Relations Yonah Lloyd Yonah.Lloyd@stratasys.com +972 74 745 4919 Fortissimo Capital Marc Lesnick marc@ffcapital.com +972 3-915-7466